                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual Report Pursuant to section 15(d) of the Securities Exchange Act of 1934 (Fee Required) for the fiscal year ended December 31, 1993 or
                                                   -----------------

[ ] Transition report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 (No Fee Required)
     For the transition period from ___________ to ____________



                        Commission file Number   1-6247
                                               ----------


                                ALZA CORPORATION
                          TAX DEFERRAL INVESTMENT PLAN
                     ---------------------------------------
                            (FULL TITLE OF THE PLAN)









                                ALZA CORPORATION
                               950 PAGE MILL ROAD
                     P.O. BOX 10950 PALO ALTO, CA 94303-0802
          -------------------------------------------------------------
            NAME OF ISSUER AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICES

                              Financial Statements
                           and Supplemental Schedules

                          ALZA Corporation Tax Deferral
                                 Investment Plan

                     YEARS ENDED DECEMBER 31, 1993 AND 1992
                       WITH REPORT OF INDEPENDENT AUDITORS

                          ALZA Corporation Tax Deferral
                                 Investment Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1993 and 1992




                                    CONTENTS

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . .1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits . . . . . . . . . . . . .2
Statements of Changes in Net Assets Available for Plan Benefits. . . . . . . .3
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . .4


Supplemental Schedules

Schedule of Assets Held for Investment Purposes. . . . . . . . . . . . . . . 10
Schedule of Reportable Transactions. . . . . . . . . . . . . . . . . . . . . 11

                         [Ernst & Young LLP Letterhead]



                         Report of Independent Auditors

Trustees of the ALZA Corporation
Tax Deferral Investment Plan

We have audited the accompanying statements of net assets available for plan benefits of the ALZA Corporation Tax Deferral Investment Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.



                                                  /s/ Ernst & Young LLP



March 18, 1994, except as to Note 8, as to which the date is August 17, 1994

                  ALZA Corporation Tax Deferral Investment Plan

              Statements of Net Assets Available for Plan Benefits

                                                            DECEMBER 31,
                                                        1993           1992
                                                  ------------------------------
Cash                                                $        --    $   196,808

Investments at fair value:
  Merrill Lynch Money Market Fund:
    Ready Assets Trust                                5,128,570      3,206,856
  Merrill Lynch Mutual Funds:
    Basic Value                                       3,911,593      3,162,045
    Growth                                            4,928,076      3,094,898
    Corporate Bond                                    1,952,010      2,005,344
    International Holdings                              509,830        240,492
    Capital                                           1,183,246        989,202
Other investments:
  ALZA Common Stock                                  38,205,337     37,105,550
  TDC Units                                           1,636,085             --
  ALZA Warrants                                              --     11,114,337
  Retirement Cash Management Account                  8,274,982      6,591,920
Participant loans receivable                          1,180,967        837,492
                                                  ------------------------------
Net assets available for plan benefits              $66,910,696    $68,544,944
                                                  ------------------------------
                                                  ------------------------------


                             SEE ACCOMPANYING NOTES.

                  ALZA Corporation Tax Deferral Investment Plan

         Statements of Changes in Net Assets Available for Plan Benefits

                                                                          YEAR ENDED  DECEMBER 31,
                                                                           1993             1992
                                                                       -------------------------------
Net realized and unrealized (depreciation)/appreciation in fair value
 of investments                                                          $(20,392,910)   $   869,684

Interest and dividend income                                                1,867,430        530,954
                                                                       -------------------------------
                                                                          (18,525,480)     1,400,638

Participant contributions                                                   1,390,762      1,192,580

Transfers from ALZA Corporation Employee Stock Ownership Plan              18,624,225     40,709,535

Distributions                                                              (3,123,755)    (1,599,939)
                                                                       -------------------------------
(Decrease)/increase in net assets                                          (1,634,248)    41,702,814

Net assets available for plan benefits, beginning of year                  68,544,944     26,842,130
                                                                       -------------------------------
Net assets available for plan benefits, end of year                      $ 66,910,696    $68,544,944
                                                                       -------------------------------
                                                                       -------------------------------


                             SEE ACCOMPANYING NOTES.
                                        3

                  ALZA Corporation Tax Deferral Investment Plan

                          Notes to Financial Statements

                           December 31, 1993 and 1992


1. DESCRIPTION OF PLAN

The following description of the ALZA Corporation Tax Deferral Investment Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan funded solely by participating employees. ALZA Corporation (the "Company" or "ALZA") remits to the Trust created by the Plan such amounts as are voluntarily elected by participants. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Eligible employees may make elective salary reduction contributions which are tax deferred and are, therefore, not included in a participant's compensation for federal income tax purposes until distributed to the participant. Under the Plan, participants may elect to contribute through semimonthly payroll deductions a percentage of compensation up to a maximum of $8,994 and $8,728 in 1993 and 1992, respectively (adjusted annually by an inflation index). Further restrictions may be imposed on highly compensated individuals and Plan participants who also participate in the ALZA Retirement Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with 100% of the contributions made by the participant through a salary deferral agreement. The Company will suspend the pretax salary deferral agreement of any participant if it determines that a participant's annual contribution limitations, as described in the Internal Revenue Code, will be exceeded.

Participants allocate their contributions for investment into mutual funds and other investment vehicles (see Note 5). Earnings and losses of the investments are allocated to participants in accordance with the Plan.

Participants are allowed to make rollover contributions of amounts received from other qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's directions and the Plan's provisions.

                  ALZA Corporation Tax Deferral Investment Plan

1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participant account balances are 100% vested at all times.

DISTRIBUTION OF BENEFITS

Distributions from the Plan are available to participants (or the beneficiary) in any of the following situations: termination of employment with the Company, retirement, total disability, death, reaching age 59 1/2, or a qualified "financial hardship." The participant (or the beneficiary) may elect to receive a lump sum distribution of the value of his account, or he or she may choose to have the funds remain in the Plan if the account balance is greater than $3,500.

LOANS

A participant who is employed by the Company and meets certain plan requirements may elect to borrow funds from his account. The borrowings are repayable, evidenced by notes that bear interest at the published prime rate plus 1%, and have repayment terms of one to 30 years, depending on the purpose of the loans. Such repayments and interest thereon are credited to the borrower's account and reinvested in the same manner as current contributions.

INCOME TAX STATUS

The Company has received a favorable determination letter from the IRS dated June 15, 1987 which states that the Plan is qualified under Section 401(a) and 401(k) of the Internal Revenue Code. Accordingly, income generated by the underlying trust is generally exempt from federal income tax under Section 501(a) of the Internal Revenue Code. The Company is unaware of any event or series of events that may cause operational disqualification of the Plan.

ADMINISTRATIVE EXPENSES

Although not required to do so, the Company has paid all of the expenses (except broker fee's on transactions executed at the participant's discretion) associated with administering the Plan.

                  ALZA Corporation Tax Deferral Investment Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in mutual funds are valued at the published fair value as reported by the fund manager which represents the net asset value of shares held by the Plan at year end. Other investments are valued at the published fair value as reported. The participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the exdividend date.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA.

4. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company of California. Merrill Lynch Trust Company of California is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees for the investment management services are paid by ALZA.

5. INVESTMENT FUND ACTIVITY

During 1991, the Plan was amended to allow for the acceptance of quarterly plan-to-plan transfers from the ALZA Corporation Employee Stock Ownership Plan (the "ESOP") pursuant to the ESOP phased termination. The Plan was amended in 1992 to allow ALZA Common Stock to be an investment choice under the Plan. The following are investment options under the Plan.

     MERRILL LYNCH FUNDS

     Ready Assets Trust -- A money market fund.

     Basic Value -- A fund of equity securities that management of the fund believes are undervalued and represent basic investment value.

                  ALZA Corporation Tax Deferral Investment Plan

5. INVESTMENT FUND ACTIVITY (CONTINUED)

     MERRILL LYNCH FUNDS (CONTINUED)

     Growth -- A mutual fund investing primarily in a diversified portfolio of equity securities seeking growth of capital and, as a secondary objective, income.

     Corporate Bond -- A fund of long-term corporate fixed-income securities, including corporate bonds and notes, convertible securities and preferred stocks.

     International Holdings -- A fund of diversified international securities.

     Capital -- A fund of equity, debt and convertible securities that seeks to achieve the highest total return consistent with prudent risk.

     OTHER INVESTMENTS

     Retirement Cash Management Account ("RCMA") -- A self-directed brokerage account that enables participants to choose from a wide variety of investments.

     ALZA Common Stock -- A fund consisting of shares of ALZA Common Stock transferred from the ALZA ESOP or purchased under the provisions of the Plan.

Other Plan funds, which are not investment options, include Therapeutic Discovery Corporation ("TDC") Units, a fund consisting of the TDC Units transferred from the ESOP, and ALZA Warrants, a fund consisting of warrants to purchase ALZA Common Stock transferred from the ALZA ESOP in August 1992, all of which have been exercised as of December 31, 1993. TDC Units consist of one share of TDC Class A Common Stock and one warrant to purchase one-eighth of one share of ALZA Common Stock.

                  ALZA Corporation Tax Deferral Investment Plan

5. INVESTMENT FUND ACTIVITY (CONTINUED)

                                                                               MERRILL LYNCH FUNDS
                                                  --------------------------------------------------------------------------------
                                                    READY ASSETS                                         INTERNATIONAL
                                                        TRUST    BASIC VALUE     GROWTH   CORPORATE BOND    HOLDINGS    CAPITAL
                                                  --------------------------------------------------------------------------------
Net assets available for plan benefits at
 December 31, 1991                                   $1,815,457   $1,668,108   $2,644,584   $  782,786   $   57,847   $  282,282
  Net realized and unrealized appreciation
   (depreciation) in fair value of investments               --       89,034      155,937      (28,799)      (4,915)     (11,270)
  Interest and dividend income                           76,824      135,027       87,484      120,730       14,812       46,211
  Participant contributions                             234,973      279,785      342,251      149,039       25,175      148,100
  Transfer from ALZA Corporation Employee
   Stock Ownership Plan                                      --           --           --           --           --           --
  Distributions                                        (210,094)     (60,903)     (87,344)     (17,047)          --       (1,538)
  Interfund transfers, net                            1,289,696    1,050,994      (48,014)     998,635      147,573      525,417
  Exchange of BES shares for ALZA shares                     --           --           --           --           --           --
                                                  --------------------------------------------------------------------------------
Net assets available for plan benefits at
 December 31, 1992                                    3,206,856    3,162,045    3,094,898    2,005,344      240,492      989,202
  Net realized and unrealized appreciation
   (depreciation) in fair value of investments               --      475,193      521,679       24,763       37,593       62,039
  Interest and dividend income                          103,932      227,544      524,394      212,167       26,869       78,211
  Participant contributions                             212,065      336,899      497,868      124,130       57,975      129,514
  Transfer from ALZA Corporation Employee
   Stock Ownership Plan                                      --           --           --           --           --           --
  Distributions                                        (896,966)    (225,472)    (202,009)    (143,482)      (8,149)    (262,602)
  Interfund transfers, net                            2,502,683      (64,616)     491,246     (270,912)     155,050      186,882
                                                  --------------------------------------------------------------------------------
Net assets available for plan benefits at
 December 31, 1993                                   $5,128,570   $3,911,593   $4,928,076   $1,952,010     $509,830   $1,183,246
                                                  --------------------------------------------------------------------------------
                                                  --------------------------------------------------------------------------------


                                       8a

                  ALZA Corporation Tax Deferral Investment Plan

5. INVESTMENT FUND ACTIVITY (CONTINUED)


                                                                                                   BES CALLABLE
                                                                                        ALZA          CLASS A          TDC
                                                                         RCMA       COMMON STOCK   COMMON STOCK       UNITS
                                                                    -----------------------------------------------------------
Net assets available for plan benefits at December 31, 1991           $  241,011    $12,851,416    $ 6,201,820     $       --
  Net realized and unrealized appreciation (depreciation) in
   fair value of investments                                             189,667        812,839         (5,216)            --
  Interest and dividend income                                                --             --             --             --
  Participant contributions                                                   --         13,257             --             --
  Transfer from ALZA Corporation Employee Stock Ownership Plan                --     26,626,505             --             --
  Distributions                                                               --       (995,958)       (81,307)            --
  Interfund transfers, net                                             6,161,242     (8,086,185)      (231,621)            --
  Exchange of BES shares for ALZA shares                                      --      5,883,676     (5,883,676)            --
                                                                    -----------------------------------------------------------
Net assets available for plan benefits at December 31, 1992            6,591,920     37,105,550             --             --
  Net realized and unrealized appreciation (depreciation) in
   fair value of investments                                            (401,044)   (14,109,393)            --       (228,961)
  Interest and dividend income                                                --             --             --        663,425
  Participant contributions                                                8,161         24,150             --             --
  Transfer from ALZA Corporation Employee Stock Ownership Plan                --     17,288,950             --      1,335,275
  Distributions                                                               --     (1,251,160)            --        (28,513)
  Interfund transfers, net                                             2,075,945       (852,760)            --       (105,141)
                                                                    -----------------------------------------------------------
Net assets available for plan benefits at December 31, 1993           $8,274,982    $38,205,337    $               $1,636,085
                                                                    -----------------------------------------------------------
                                                                    -----------------------------------------------------------


                                                                                                    PARTICIPANT
                                                                         ALZA                          LOANS
                                                                       WARRANTS         CASH        RECEIVABLE        TOTAL
                                                                    -----------------------------------------------------------
Net assets available for plan benefits at December 31, 1991          $        --      $  59,523     $  237,296    $26,842,130
  Net realized and unrealized appreciation (depreciation) in
   fair value of investments                                            (327,593)            --             --        869,684
  Interest and dividend income                                                --             --         49,866        530,954
  Participant contributions                                                   --             --             --      1,192,580
  Transfer from ALZA Corporation Employee Stock Ownership Plan        14,083,030             --             --     40,709,535
  Distributions                                                         (145,748)            --             --     (1,599,939)
  Interfund transfers, net                                            (2,495,352)       137,285        550,330             --
  Exchange of BES shares for ALZA shares                                      --             --             --             --
                                                                    -----------------------------------------------------------
Net assets available for plan benefits at December 31, 1992           11,114,337        196,808        837,492     68,544,944
  Net realized and unrealized appreciation (depreciation) in
   fair value of investments                                          (6,774,779)            --             --    (20,392,910)
  Interest and dividend income                                                --             --         30,888      1,867,430
  Participant contributions                                                   --             --             --      1,390,762
  Transfer from ALZA Corporation Employee Stock Ownership Plan                --             --             --     18,624,225
  Distributions                                                          (90,018)            --        (15,384)    (3,123,755)
  Interfund transfers, net                                            (4,249,540)      (196,808)       327,971             --
                                                                    -----------------------------------------------------------
Net assets available for plan benefits at December 31, 1993          $        --      $      --     $1,180,967    $66,910,696
                                                                    -----------------------------------------------------------
                                                                    -----------------------------------------------------------


                                       8b

                  ALZA Corporation Tax Deferral Investment Plan

6. ACQUISITION OF BIO ELECTRO SYSTEMS, INC.

On February 7, 1992, Bio Electro Systems, Inc. ("BES") was merged into ALZA Corporation and each BES Class A common share was exchanged for .5772 ALZA shares. All BES shares held by participants of the Plan as of that date were exchanged for ALZA shares.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                            DECEMBER 31,
                                                        1993           1992
                                                  ------------------------------
Net assets available for benefits per the
 financial statements                               $66,910,696    $68,544,944
Amounts allocated to withdrawing participants           (30,592)       (84,558)
                                                  ------------------------------
Net assets available for benefits per the
 Form 5500                                          $66,880,104    $68,460,386
                                                  ------------------------------
                                                  ------------------------------

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                      YEAR ENDED DECEMBER 31,
                                                        1993           1992
                                                  ------------------------------
Benefits paid to participants per the
 financial statements                                $3,123,755     $1,599,939
Add: Amounts allocated to withdrawing
 participants at end of year                             30,592         84,558
Less: Amounts allocated to withdrawing
 participants at beginning of year                      (84,558)      (210,018)
                                                  ------------------------------
Benefits paid to participants per the Form 5500      $3,069,789     $1,474,479
                                                  ------------------------------
                                                  ------------------------------

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet distributed.

8. SUBSEQUENT EVENT

As of August 17, 1994, the closing market price of ALZA common stock had declined to $23.125 per share compared to $28 per share as of December 31, 1993.

                             Supplemental Schedules

                  ALZA Corporation Tax Deferral Investment Plan

                                    Item 27a

                       Assets Held for Investment Purposes

                                December 31, 1993


                                                               DESCRIPTION
                                                                   OF
                                                               INVESTMENT
                                                             (SHARES, UNITS
                                                              OR PRINCIPAL                              CURRENT
IDENTITY OF ISSUE                                                AMOUNT              COST                VALUE
- - ----------------------------------------------------------------------------------------------------------------
Money Market Funds
  Merrill Lynch Ready Assets Trusts*                           5,128,570         $ 5,128,570         $ 5,128,570
Mutual Funds
  Merrill Lynch Basic Value*                                     167,377           3,428,949           3,911,593
  Merrill Lynch Growth*                                          281,926           4,395,436           4,928,076
  Merrill Lynch Corporate Bond*                                  163,075           1,939,510           1,952,010
  Merrill Lynch International Holdings*                           38,799             479,944             509,830
  Merrill Lynch Capital*                                          42,304           1,138,728           1,183,246
Other Investments
  Alza Common Stock*                                           1,364,476          49,058,668          38,205,337
  TDC Units                                                      297,469           1,835,279           1,636,085
  RCMA
  3Com Corp.                                                         500              13,325              23,500
  Acclaim Entertainment Inc. Com Par $0.02                           590              17,062              12,537
  Advanced Micro D Inc.                                              500               8,887               8,875
  Advanced Technology Labs Inc.                                      100               1,750               1,675
  Affymax N V                                                      1,200              24,300              17,700
  Air Products & Chemicals                                           180               6,988               7,965
  Akzo N V                                                           120               5,015               5,805
  Alexander & Alexander Services                                     400              10,900               7,800
  Alza Corp Cl A Del                                              65,444             407,699           1,844,734
  Amerada Hess Corp.                                                 280              13,280              12,635
  American Cyanamid Company                                          250              13,674              12,562
  American Express Company                                           100               2,760               3,087
  American Medical Holdings Inc.                                     640               7,689              12,480
  American Telephone and Telegraph                                   560              32,728              29,400
  Amgen Inc. Com Pv $001                                             100               7,062               4,950
  Amn Power Conversion Corp.                                       1,480              21,282              35,150
  Anacomp Inc.                                                     2,000               8,450               8,000
  Apache Corp.                                                       200               6,340               4,675
  Apple Computer Inc.                                                100               5,760               2,925
  Applied Material Inc.                                              130               3,427               5,037
  Ashland Oil Inc. Sub Deb Conv 06 750% Jul 01 2014 Rg            20,000              17,300              20,150
  Atlantic Tele-Network Inc.                                         500               8,325               7,125
  Avery Dennison Corp.                                               460              13,160              13,512
  BankAmerica Corp.                                                  370              16,932              17,158
  Bear Stearns Cos Inc.                                              708              14,137              15,487

_________________________
* Indicates a party-in-interest transaction.


                                        10a

                  ALZA Corporation Tax Deferral Investment Plan

                                    Item 27a

                       Assets Held for Investment Purposes

                                December 31, 1993

                                                               DESCRIPTION
                                                                   OF
                                                               INVESTMENT
                                                             (SHARES, UNITS
                                                              OR PRINCIPAL                              CURRENT
IDENTITY OF ISSUE                                                AMOUNT              COST                VALUE
- - ----------------------------------------------------------------------------------------------------------------
  Becton Dickinson Company                                           200               7,862               7,150
  Bergstrom Capital Corp.                                             41               5,077               3,897
  Best Buy Co. Inc.                                                  149               4,446               6,928
  Blockbuster Entertainment Corp.                                    590              14,137              18,068
  Bob Evans Farms Inc.                                               480               8,760              10,500
  Boeing Company                                                     180               6,860               7,785
  Borden Inc.                                                        250               5,360               4,250
  Borland Internation Inc.                                           100               2,225               1,487
  BP Prudhoe Bay Rty Tr Unit Ben Int                                 500              15,575              12,187
  Briggs and Stratton                                                 30               1,807               2,475
  Bristol Myers Squibb Company                                       530              29,633              30,872
  British Steel PLC F Instadr                                        505               9,541               9,342
  Cabletron System Inc.                                              155              13,310              17,437
  California Water Service                                           195               6,435               7,556
  Canadian Pacific Ltd. $5                                           910              14,650              14,787
  Caterpillar Inc. Del                                                70               3,753               6,230
  CCP Ins Inc.                                                       115               2,980               3,205
  CD First Federal Savings Bank of CA
    03.300% Aug 17 1994 Maty                                      31,000              31,000              30,845
  CD La Salle National Bank Chicago IL Zero% Nov 18 1998         100,000              75,000              75,740
  CD MBNA America Bank Na Newark Delaware
    03.950% Mar 24 1995 Maty                                      98,000              98,000              97,225
  CD Merrill Lynch Bank & Trust Company Plainsboro NJ
    030% Apr 27 1994 Maty                                         92,000              92,000              91,650
  CD Merrill Lynch National Financial Salt Lake Utah
    03.650% May 17 1995 Semi                                      98,000              98,000              96,236
  Cellpro Inc.                                                       500              10,500              17,375
  Chase Manhattan Corp.                                               45               1,501               1,524
  Cheyenne Software Inc.                                             350              13,334               9,756
  Chile Fd Inc.                                                      642              19,323              28,569
  China Fd Inc.                                                    1,000              13,000              28,250
  Chiquita Brands International 9.625% Jan 15 2004                20,000              20,437              20,300
  Chiron Corp Del                                                     20               1,130               1,680
  Cifra S A De C V Adr New                                         1,000               2,220               3,230
  Circus Circus Enterprises                                          135               5,107               4,961
  Cisco Systems Inc.                                                 735              29,323              47,499
  Clark Equipment Company                                            110               4,896               5,761
  Clayton Homes Inc.                                               1,073              22,036              26,020
  CMA Money Fund                                               1,867,728           1,867,729           1,867,728
  CML Group Inc.                                                     152               3,505               3,591
  CMS Energy Corp.                                                   665              16,923              16,708
  Coastal Corp.                                                      350               8,999               9,887
  Colgate Palmolive                                                   90               5,017               5,613


                                       10b

                  ALZA Corporation Tax Deferral Investment Plan

                                    Item 27a

                       Assets Held for Investment Purposes

                                December 31, 1993

                                                               DESCRIPTION
                                                                   OF
                                                               INVESTMENT
                                                             (SHARES, UNITS
                                                              OR PRINCIPAL                              CURRENT
IDENTITY OF ISSUE                                                AMOUNT              COST                VALUE
- - ----------------------------------------------------------------------------------------------------------------
  Columbia Healthcare Del                                             58               1,575               1,921
  Comcast Corp. CL A                                                  40               1,605               1,455
  Compaq Computer Corp.                                              340              17,172              25,117
  Computer Association International Inc.                            735              15,387              29,400
  Conagra Inc.                                                       200               6,625               5,275
  Conrail Inc. Com                                                    60               3,480               4,012
  Cons Edison NY                                                   3,776             123,738             121,319
  Continental Bank Corp.                                              65               1,543               1,714
  Countrywide Credit Ind Del                                         388              11,146               9,748
  Crestar Financial Corp.                                            310              13,261              12,981
  Cuc International Inc.                                             320              10,704              11,520
  Data I O Corp.                                                     500               2,375               1,218
  Dayton Hudson Corp.                                                100               6,499               6,662
  Deere Company                                                      220              14,376              16,280
  Digital Equipment                                                  210               7,692               7,192
  Dillard Department Stres A                                         100               4,975               3,800
  Dominion Res Inc VA                                              1,201              48,067              54,532
  Dow Chemical PV 2 50                                               310              17,513              17,592
  Dresser Industrial                                                 470               9,803               9,752
  E M C Corporation Mass                                             960              17,503              15,840
  Eastman Kodak                                                       80               1,875               4,500
  ECI Telecom Ltd. Com                                               780              14,265              19,987
  Electronic Arts                                                    385               8,965              11,550
  Emerson Electric Company                                           150               8,370               9,037
  Enron Corp.                                                         40               1,370               1,160
  Equitable Iowa Cos                                                  45               1,485               1,524
  Fdl R Investment Tr SBI New                                        101               2,911               2,531
  Federal Home Loan Manaagement Vtg                                   90               4,353               4,488
  Federal National Management Association                             90               6,873               7,065
  Fidelity National Financial Inc.                                    80               2,615               2,160
  Fingerhut Cos Inc.                                                 455              11,608              12,796
  First American Corp. Tenn                                          730              20,073              23,360
  Ford Motor Company                                                 220              10,070              14,190
  Fresh Choice Inc.                                                  300               7,050               8,175
  GC Cos Inc.                                                         22                 811                 761
  General Dynamics Corp.                                             155              14,895              14,298
  General Electric                                                   150              14,110              15,731
  General Instrument Corp. New                                       385              12,335              21,752
  General Mills                                                    1,000              68,500              60,750
  General Motors Corp. Cl E                                           75               2,378               2,193
  General Public Utilities                                           670              18,643              20,698
  Gillette Company                                                   120               6,825               7,155
  Glaxo Holdings Plc Spns Adr                                      2,500              55,600              52,187


                                       10c

                  ALZA Corporation Tax Deferral Investment Plan

                                    Item 27a

                       Assets Held for Investment Purposes

                                December 31, 1993

                                                               DESCRIPTION
                                                                   OF
                                                               INVESTMENT
                                                             (SHARES, UNITS
                                                              OR PRINCIPAL                              CURRENT
IDENTITY OF ISSUE                                                AMOUNT              COST                VALUE
- - ----------------------------------------------------------------------------------------------------------------
  Goulds Pumps Inc.                                                  200               4,925               4,975
  Green Tree Acceptance                                              365              12,550              17,520
  Grumman Corp.                                                      140               5,547               5,530
  GTE Corp.                                                        1,523              53,076              53,339
  Harcourt General Inc.                                              235               7,929               8,518
  Hasbro Inc. Com                                                    200               6,707               7,250
  Health Rehab Ppty Tr SBI                                           300               4,635               4,425
  Hechinger Company Sd Conv 5%  4/01/12                           20,000              14,500              15,950
  Heilig Meyers Company VA                                           979              20,497              38,181
  Helmerich Payne Inc.                                               305               9,808               8,501
  Hercules Inc.                                                       15               1,286               1,702
  Hewlett Packard Company                                            550              38,868              43,450
  Home Depot Inc.                                                    133               6,750               5,253
  Hsbc Holdings Plc Sponsored Adr                                    100              11,222              14,600
  Icos Corp.                                                       1,500              11,437               8,437
  Immunex Corp. New                                                  200              10,250               3,250
  Infinity Broadcasting Corp. Cl A                                   255               8,797               7,713
  Integra Finl Corp.                                                 320              13,318              13,760
  Intel Corp.                                                        700              39,322              43,400
  Intellegent Electrs Inc. Com                                        90               1,530               2,463
  International Business Machine                                     600              30,224              33,900
  International Flavor and Fragrance                                  40               4,350               4,550
  International Paper Company                                        280              17,918              18,970
  Interpoint Corp. Wash                                              500               4,187               4,875
  JP Morgan and Company Inc.                                         100               6,397               6,937
  K Mart Corp.                                                       860              18,567              18,490
  Kansas City Sthn Ind                                               350              10,739              18,025
  Key Tronic Crop.                                                   500               5,187               4,125
  Keycorp                                                            275              10,888               9,728
  Keystone Am Hartwell Emerging Growth Fd Cl A                       809              20,499              19,596
  Keystone International Inc.                                        460              12,131              12,592
  Lancaster Colony Crp                                               241               7,188              11,086
  Lannet Data Communications Com Foreign                             100               2,635               1,162
  Laserscope                                                       1,000               5,250               5,500
  Lilly Eli Company                                                   60               3,645               3,562
  Liuski International Inc.                                          100               1,010               1,100
  Lockheed Corp. Delaware                                            130               7,952               8,872
  Loral Corp.                                                        500              11,857              18,875
  Lotus Development Corp.                                            215               9,173              11,825
  LSI Logic Corp.                                                    815              13,667              12,938
  Marion Merrell Dow Com                                             500               8,762               9,000
  Marvel Entertainment Group Inc.                                     80               1,585               2,190
  Masco Corp.                                                        450              12,352              16,650


                                       10d

                  ALZA Corporation Tax Deferral Investment Plan

                                    Item 27a

                       Assets Held for Investment Purposes

                                December 31, 1993

                                                               DESCRIPTION
                                                                   OF
                                                               INVESTMENT
                                                             (SHARES, UNITS
                                                              OR PRINCIPAL                              CURRENT
IDENTITY OF ISSUE                                                AMOUNT              COST                VALUE
- - ----------------------------------------------------------------------------------------------------------------
  Mc Donnell Douglas Crp                                             215              17,398              23,005
  McDermott International Inc.                                       610              14,484              16,165
  McDonalds Corp Com                                                 110               5,362               6,270
  Medtronic Inc.                                                      30               2,857               2,463
  Mellon Book Corp.                                                   25               1,418               1,325
  Merck and Company Inc.                                           1,560              54,832              53,632
  Merrill Lynch and Company Inc.*                                    400              13,940              16,800
  Merrill Lynch Capital Fund Cl A*                                 1,153              33,204              32,264
  Merrill Lynch Corp Bd Hi Qualifty Class A*                         435               5,389               5,208
  Merrill Lynch Corp Bond Hi Inc. Class A*                           640               5,241               5,330
  Merrill Lynch Dragon Fund Inc. Class A*                          1,666              22,313              31,238
  Merrill Lynch Euro Fund/Cl A*                                    1,210              16,992              17,750
  Merrill Lynch Glob Allocation Fd/Cl A*                          15,445             190,858             204,188
  Merrill Lynch Growth Fund for Investment & Retirement*          11,277             180,371             197,136
  Merrill Lynch Latin America Fund Class A*                        1,371              17,718              22,798
  Merrill Lynch Pacific Fund Class A*                                430               9,007               9,119
  Merrill Lynch Phoenix Fund Cl A*                                 1,774              24,249              23,869
  Merrill Lynch Special Value Fd Class A*                            356               5,452               5,589
  Mexico Equity and Income Fund                                    1,334              19,634              32,849
  MGI Pharmaceutical Inc.                                            228               2,793               3,363
  Micron Technology Inc.                                             350              16,147              16,275
  Microsoft Corp Com                                                 100               8,537               8,062
  Minnesota Mng Mfg                                                  120              12,405              13,050
  Mobile Telecommunication                                           715              12,331              17,338
  Morgan Stanley Group Inc.                                          210              14,680              14,857
  Motorola Inc.                                                      200              15,857              18,450
  Mycogen Corp. Com                                                  400               5,600               4,100
  Nalco Chemical Company                                             390              13,273              14,625
  Nations Bank Corp.                                                  90               4,623               4,410
  Neorx Corp.                                                        500               7,500               4,625
  New York Venture Fund Inc.                                         423               5,207               5,072
  Newbridge Networks Corp.                                           395              12,672              21,626
  Northern Border Partners L P Unit Ltd. Partnership                 200               5,615               5,600
  Novell Inc.                                                        100               3,160               2,075
  NWNL Cos Inc.                                                      350               9,294              11,200
  Nynex Corporation                                                   80               3,355               3,210
  Pacific Enterprises                                                505              13,402              11,993
  Pacific Gas Electric Company                                     3,472             115,954             121,988
  Pacificare Health System                                           205              11,629               7,661
  Pactel Corporation                                                 132               3,467               3,283

_________________________
* Indicates a party-in-interest transaction.


                                       10e

                  ALZA Corporation Tax Deferral Investment Plan

                                    Item 27a

                       Assets Held for Investment Purposes

                                December 31, 1993

                                                               DESCRIPTION
                                                                   OF
                                                               INVESTMENT
                                                             (SHARES, UNITS
                                                              OR PRINCIPAL                              CURRENT
IDENTITY OF ISSUE                                                AMOUNT              COST                VALUE
- - ----------------------------------------------------------------------------------------------------------------
  Paine Webber Group Inc.                                            425              13,509              11,475
  Panhandle Eastern Cp                                               470              11,119              11,162
  Parametric Technology Crop.                                        590              16,135              22,862
  Pepsico Inc. Nth Carolina                                          150               6,225               6,131
  Pfizer Inc.                                                        120               8,700               8,280
  Philip Morris Cos Inc.                                              80               6,170               4,450
  Phoenix Bal Fund SBI                                               403               6,417               6,471
  Pipe Line Partners LP SR Pref Unit                                 200               5,465               5,350
  Pogo Producing Company                                             240               4,630               4,020
  Polaris Inds Partners Lp A                                       1,500              40,337              50,625
  Portland General                                                 1,000              17,225              20,500
  Premark International Inc. Com                                      25               1,518               2,006
  Primerica Corp. New                                                100               4,197               3,887
  Prism Group Inc.                                                 2,000               8,950               3,500
  Progressive Crp Ohio                                               405              14,003              16,402
  Puget S Pow Lgt                                                  5,375             146,206             133,711
  Qualcomm Inc.                                                      250              17,380              13,250
  Read-Rite Corp.                                                  1,000              16,152              15,000
  Regeneron Pharmacudicals Inc.                                      200               2,400               3,100
  Republic New York Cp                                                70               3,603               3,272
  Reuters Holding Plc Adr                                             90               5,737               7,110
  Revco D S Inc. New Com When Issued                                 700              10,265              10,150
  Reynolds Metals Com                                                270              13,196              12,251
  Rhone Poulence Rorer Inc.                                           70               3,263               2,520
  S C I Systems Inc.                                               1,100              21,147              19,387
  Safeway Inc. Com New                                                85               1,551               1,806
  San Juan B Rty T UBI                                             2,000              17,450              19,500
  Santa Fe Energy Res Inc.                                           200               1,965               1,850
  Santa Fe Pacific Pipeline Partner Pref Unit                        100               3,985               3,737
  Scesorp Com                                                      3,196              70,416              63,932
  Schering Plough Corp.                                               60               3,817               4,110
  Schlumberger Ltd.                                                  210              12,600              12,416
  Scios Inc.                                                         490               4,532               5,022
  SLM International Inc.                                             277               8,186               6,371
  Sonat Inc.                                                         550               8,601              15,881
  Standard Federal Bank Troy Mich                                     55               1,662               1,650
  Stop and Shop Cos Inc. New                                         275               4,812               5,568
  Sun Sportswear Inc.                                              3,000              19,050              20,250
  Sunamerica Inc.                                                    355               9,694              15,353
  Superior Ind International                                          35               1,477               1,496
  Syntex Corp.                                                     1,500              34,500              23,812
  Tambrands Inc.                                                      80               5,130               3,540
  Telefonos M SA RP L ADR                                             90               4,917               6,075


                                       10f

                  ALZA Corporation Tax Deferral Investment Plan

                                    Item 27a

                       Assets Held for Investment Purposes

                                December 31, 1993

                                                               DESCRIPTION
                                                                   OF
                                                               INVESTMENT
                                                             (SHARES, UNITS
                                                              OR PRINCIPAL                              CURRENT
IDENTITY OF ISSUE                                                AMOUNT              COST                VALUE
- - ----------------------------------------------------------------------------------------------------------------
  Time Warner Inc. Conv Ser C Sub Debenture
    80%  Jan 10 2015                                              14,000              14,656              14,752
  TJX Cos Inc. New                                                   415              11,722              12,086
  Toys R Us                                                          270              10,833              11,036
  U.S. Healthcare Inc. Com                                           130               6,174               7,491
  U.S. Surgical Corp.                                                 50               3,437               1,125
  U.S. Treasury Bond 7.250% May 15, 2016                          26,000              25,406              28,116
  U.S. Treasury Note 03.875% Sep 30 1995                          29,000              29,022              28,882
  U.S. Treasury Note 04.000% Sept 30 1994                         28,000              28,166              28,096
  U.S. Treasury Note 04.250% Due 5/15/96                          29,000              28,876              28,909
  U.S. Treasury Note 05.125% May 31 1994                         130,000             131,747             130,954
  U.S. Treasury Note 06.250% Feb 15 2003                          27,000              27,886              27,902
  U.S. Treasury Note 07.875% Aug 15 2001                          24,000              25,938              27,311
  U.S. Treasury Strips Zero% Nov 15 2004                          10,000               4,415               5,115
  U.S. Treasury Strips Zero% Nov 15 2005                          10,000               4,058               4,746
  U.S. Treasury Strips Zero% Nov 15 2006                          10,000               3,727               4,397
  U.S. Treasury Strips Zero% Nov 15 2007                          10,000               3,410               4,070
  U.S. Treasury Strips Zero% Nov 15 2008                          10,000               3,146               3,765
  U.S. Treasury Strips Zero% Nov 15 2009                          10,000               2,891               3,490
  U.S. Treasury Strips Zero% Nov 15 2010                          10,000               2,657               3,229
  Ual Corp.                                                          200              24,965              29,200
  Unilever Nv 4Fln NY                                                120              12,554              13,860
  United Healthcare Corp.                                            615              33,525              46,663
  Utilicorp Utd. Inc. Del                                            100               2,860               3,175
  UTS Therapeutic Discovery                                        2,843              17,768              15,636
  Vitesse Semiconductor Corp.                                      1,000               4,250               3,875
  VLSI Technology Inc.                                             1,125              13,318              12,093
  Waban Inc.                                                         500               9,250               6,812
  Wal Mart Stores Inc.                                               620              20,137              15,500
  Walt Disney Company Del                                            891              36,671              37,987
  Wash Federal Savings & Loans Association Seatle                    110               2,700               2,873
  Wash Mutual Investment Fund                                        189               3,415               3,360
  West One Bancorp                                                    55               1,581               1,567
  Western Resources Inc.                                             305              11,195              10,636
  Westinghouse El Corp.                                            1,100              16,472              15,537
  Whirlpool Corp.                                                     25               1,612               1,662
  Williams Companies Del                                             670              13,622              16,331
  WMX Technologies Inc.                                              220               6,710               5,802
  WT09 97Hanson Plc B New Usd                                      1,000                 506                 469
                                                                               -----------------------------------
                                                                                 $73,982,635         $65,729,730
                                                                               -----------------------------------
                                                                               -----------------------------------


                                       10g

                  ALZA Corporation Tax Deferral Investment Plan

                                    Item 27a

                       Assets Held for Investment Purposes

                                December 31, 1993

                                                               DESCRIPTION
                                                                   OF
                                                               INVESTMENT
                                                             (SHARES, UNITS
                                                              OR PRINCIPAL                              CURRENT
IDENTITY OF ISSUE                                                AMOUNT              COST                VALUE
- - ----------------------------------------------------------------------------------------------------------------
  Participant loans*                                          Maturing at
                                                          various dates from
                                                             one to thirty
                                                          years, at interest
                                                          rates ranging from
                                                              7% to 12.5%        $ 1,180,967         $ 1,180,967
                                                                               -----------------------------------
                                                                               -----------------------------------

                                       10h

                  ALZA Corporation Tax Deferral Investment Plan

                       Reportable Transactions - Item 27d

                      For the Year Ended December 31, 1993


CATEGORY (iii) -- SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

                                               PURCHASES OR TRANSFERS                          SALES
                                          ------------------------------- ----------------------------------------------
                                            TOTAL AMOUNT
                                                 OF          NUMBER OF      TOTAL AMOUNT     NUMBER OF      NET GAIN
                                              PURCHASES    TRANSACTIONS       OF SALES     TRANSACTIONS      (LOSS)
                                          ------------------------------- ----------------------------------------------
Merrill Lynch Ready Asset Trust Fund*        $ 4,248,388        24           $2,326,674         --        $        --

ALZA Common Stock*                           $20,004,743        25           $4,795,562         30        $(1,503,419)

ALZA Warrants*                                        --        --           $4,399,558         29        $(6,774,779)

_____________________
* Indicates a party-in-interest transaction.


Reportable transactions include any series of transactions that in the aggregate exceed 5% of the fair market value of the Plan assets at the beginning of the year. The primary transactions occur on a monthly basis or semimonthly basis, with some funds having additional transactions for minor adjustments or other contributions.

There were no category (i), (ii) or (iv) reportable transactions during 1993.

                                  EXHIBIT INDEX



EXHIBITS



     23   Consent of Ernst & Young LLP, Independent Auditors


     24   Powers of Attorney

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the ALZA Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Palo Alto and the State of California on August 31, 1994.


                                        ALZA CORPORATION
                                        TAX DEFERRAL INVESTMENT PLAN



                                        By:       J. Scott Hamilton
                                             --------------------------------
                                                  J. Scott Hamilton,
                                             Administrative Committee Member



                                        By:       Susan K. Fairbrook
                                             --------------------------------
                                                  Susan K. Fairbrook,
                                             Administrative Committee Member



                                        By:       Dawn M. Pollard
                                             --------------------------------
                                                  Dawn M. Pollard,
                                             Administrative Committee Member



                                        By:       JoAnne M. Zinman
                                             --------------------------------
                                                  JoAnne M. Zinman,
                                             Administrative Committee Member

                                  EXHIBIT INDEX

                             FORM 11-K ANNUAL REPORT

                                ALZA Corporation
                          TAX DEFERRAL INVESTMENT PLAN





 Numbered
 Exhibit                Description
- - ----------          ------------------------

  23                Consent of Ernst & Young LLP,
                    Independent Auditors

  24                Powers of attorney